 

ROSEMOUNT ESTATE
The prestige wine of Australia

Australia's Most Famous Wine

LINDEMANS
making life more enjoyable

27 May 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON   D C   20549

SEC EXEMPTION NO 82-2692



02 JUL 23 AM 10:01

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

per **M M HUDSON**
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128   Facsimile: +61 2 9465 1182   E-mail: nick.mowat @southcorp.com.au

  

Penfolds
Australia's Most Famous Wine

ROSEMOUNT
ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

Facsimile 1300 300 021

27 May 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY   NSW   2000

Dear Sir/Madam

ALLOTMENT OF SHARES ON EXERCISE OF OPTIONS

We advise that 10,000 additional fully paid ordinary shares in the capital of the Company were allotted on the exercise of options pursuant to the Southcorp Executive Share and Option Plan, as follows:

Date Shares Allotted	Number of Shares	Option Exercise Price	Date Options Granted
27 May 2002	10,000	$5.38	12 November 1999

Application will be made by the Company for quotation of the shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY





Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

2 July 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON   D C   20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128   Facsimile: +61 2 9465 1182   E-mail: nick.mowat @southcorp.com.au



Australia's Most Famous Wine



ROSEMOUNT
ESTATE
The prestige wine of Australia



LINDEMANS

making life more enjoyable

2 July 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY   NSW   2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that, due to the cessation of employment of participants in the Southcorp
Executive Share and Option Plan, 60,000 options to acquire additional fully paid ordinary
shares in the capital of the Company have been cancelled in accordance with the rules of the
Plan, as follows:

Date Options Granted	Exercise Price	Date Options Cancelled	No. Options Cancelled
10 October 2001	$7.19	26 June 2002	10,000
10 October 2001	$7.19	21 June 2002	50,000

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000   Facsimile: +61 2 9465 1100


Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

1 July 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON   D C   20549

02 JUL 23 AM 10: 50

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock
Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b).
Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the
self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128   Facsimile: +61 2 9465 1182   E-mail: nick.mowat @southcorp.com.au

  

Australia's Most Famous Wine

ROSEMOUNT
ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

1 July 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY   NSW   2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that, due to the cessation of employment of participants in the Southcorp Executive Share and Option Plan, 90,000 options to acquire additional fully paid ordinary shares in the capital of the Company have been cancelled in accordance with the rules of the Plan, as follows:

Date Options Granted	Exercise Price	Date Options Cancelled	No. Options Cancelled
12 November 1999	$5.38	30 June 2002	90,000

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000   Facsimile: +61 2 9465 1100